

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Mr. Kerry D. Hawkley
Chief Financial Officer
U.S. Geothermal Inc.
1505 Tyrell Lane
Boise, Idaho 83706

     Re: **U.S. Geothermal Inc.**
               Form 10-K for the Fiscal Year Ended March 31, 2011
               Filed June 9, 2011
               File No. 1-34023

Dear Mr. Hawkley:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 64

General

1. We note that your results of operations discussions quantify and discuss the increase or decrease from your most recent fiscal year, 2011, to 2010 and to 2009. For example, you disclose that your travel and promotion costs for 2011 was 27.7% higher than 2010 and 26.0% lower than 2009. Instead of comparing both prior years to the current year, please consider presenting and discussing year-to-year comparisons. Using this example, you could compare 2011 to 2010 explaining the underlying drivers behind the year-over-year

increase and separately compare 2010 to 2009 explaining the underlying drivers behind the year-over-year decrease. Refer to Note 1 to the instructions to paragraph 303(A) in Item 303(A) of Regulation S-K. If you continue to believe that your current presentation is the most meaningful presentation of trends, please ensure that you clearly explain why the various components of your results increased or decreased with a view to providing your investors with sufficient context for understanding your results so that they can make an assessment as to the likelihood that past performance is indicative of future performance.

2. When you list multiple factors that contributed to changes in an income statement line item, please quantify the impact of *each* factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

3. We note your discussion of the San Emidio, Nevada plant operations and your separate discussions of certain revenue and expense line items. We also note that you did not include a discussion of the following line items seen on your statement of operations: land, water, and mineral rights leases, management fees, consulting fees, corporate administration, lease and equipment repair, foreign exchange gain (loss), other income, interest expense and non-controlling interest. While we do not believe every line item needs to be discussed in MD&A, we do believe that significant expenses such as corporate administration and line items with significant year-over-year changes should be discussed and analyzed in MD&A. Either tell us how you plan to revise your MD&A, or tell us why you believe your current presentation is sufficient.

San Emidio, Nevada Plant Operations, page 64

4. We note your separate analysis of the San Emidio, Nevada plant operations. We have the following comments:

- We note your discussion of repairs and maintenance costs for this facility. Please supplement your disclosure to discuss why such significant repairs were needed in 2010. As the repairs in 2010 appear to have generated higher production levels in 2011, and in turn, higher revenues, we believe this is important information to provide to your investors.

- We note that you do not discuss the changes to the energy credit sales line item or any expense line items other than repairs and maintenance. Please discuss the year-over-year changes to material and significant line items and also disclose whether the changes represent trends expected to continue into the future. Either tell us how you plan to revise your discussion of the San Emidio, Nevada plant operations, or tell us why you believe your current presentation is sufficient.

Liquidity and Capital Resources, page 69

5. We note your disclosure in the second paragraph which states that projections for 2011 indicate that both projects, Raft River and San Emidio, will generate positive cash flows to you. If you continue to present similar disclosure in future filings, please expand it by explaining why your historical consolidated operating cash flows were negative, whether you expect your future consolidated operating cash flows to continue to be negative, and if not, what you expect to change in the future.

Exhibit 13.1

U.S. Geothermal Inc. Financial Statements

Notes to Consolidated Financial Statements, page 6

Revenue, page 11

Revenue Recognition, page 11

6. We note on pages 26 and 27 that because you are a "green" power producer, you generate environmental-related credits, such as renewable energy credits (RECs) and carbon credits. We further note that you sell these credits separately or bundled with the electricity to provide an addition source of revenue. We have the following comments:

    •   Please tell us the nature of your carbon credits. In doing so, tell us how you generate these credits and to whom they are sold.

    •   Please tell us whether and how you account for the economic benefit from creation of your RECs. In doing so, tell us whether you record RECs as an asset at the time they are generated/earned by you through the production of electricity from a renewable source or whether you record an entry at some later date. If you record RECs at a time other than generation, tell us when they are recorded and how you determined the appropriate point at which to recognize them. If RECs are recorded as an asset, provide us with examples of the applicable journal entries and tell us the basis in GAAP for your accounting, including the basis in GAAP for valuing the RECs.

    •   Please tell us whether you are utilizing any carbon credits or RECs, and if so, tell us how you account for their utilization, including your basis in GAAP for your accounting. Otherwise, please confirm to us that you sell to others all of the carbon credits and RECs that you generate.

- Please tell us how you account for the sale of carbon credits or RECs when sold separately and when bundled with electricity; specifically address the period of recognition for the credits. Provide your basis in GAAP for your accounting.

- For each year presented in your financial statements, please quantity the amount of revenues that are generated from the sale of carbon credits or RECs on a stand-alone basis and the amount generated when bundled with electricity sales. Also tell us if the line on your statements of operations labeled "Energy credit sales, San Emidio" represents the sale of carbon credits or RECs on a stand-alone basis.

- With regard to your PPAs that include the sale of carbon credits or RECs, tell us whether and how you allocate revenue to the carbon credits or RECs at the time of sale. Please provide us with an example journal entry that shows the allocation of the sales price to your each component of your PPA, including the carbon credits or RECs if you separately allocate revenue to them.

- We note on page 22 under the heading "Dependence on a Few Customers" that you sell currently sell energy credits to Holy Cross Energy and Barrick Goldstrike Mines Inc. Similar to your disclosure on page 27 regarding the agreement with Holy Cross Energy, please disclose your arrangement with Barrick Goldstrike Mines Inc. or explain to us why no such disclosure is necessary.

Note 5 – Investment in Subsidiaries, page 12

7. We note from your disclosures here and in the separate financial statements of Raft River Energy I LLC (RREI) that RREI has a fiscal year end of December 31 while you have a fiscal year end of March 31. Based on the disclosed rollforward of your investment in RREI, we assume that you have calculated your investment in RREI and your share of RREI's income or loss based on the 12 months ended March 31, 2011 for purposes of your annual financial statements. Please confirm our assumption, or if our assumption is incorrect, please clearly disclose to your investors that you have included RREI in your financial statements on a three month lag due to the difference between RREI's fiscal year end and your fiscal year end.

Note 6 – Property, Plant and Equipment, page 14

8. We note your disclosure in Note 18 that development and exploration costs are expensed under U.S. GAAP. We also note that certain well construction costs are classified as construction in progress, and we note that certain well construction costs were written off in the quarter ended December 31, 2011 because they were considered to be exploratory in nature with an uncertain future value. Please tell us and disclose to your investors at what point you begin capitalizing costs related to your projects. In doing so, please tell us and consider disclosing a brief description of the types of costs that you consider development

and exploration and therefore expense, along with a brief description of the types of costs that you capitalize.

9. We note on page 67 that you allocate salaries and related costs to capital projects. Please disclose and tell us your accounting policy for capitalizing such costs to your projects. In doing so, disclose the point in the project in which you capitalize salary costs and your basis for selecting that point. Also disclose how you allocate these costs to your project.

Note 7 – Intangible Assets, page 16

10. Please provide more information about your intangible assets. In doing so, please address the following comments:

- We note in the first paragraph that you incurred consulting fees of $600,000 to acquire the geothermal energy rights concession in Guatemala. Please confirm our assumption that these fees are capitalized within intangible assets, and provide us with your analysis of how these fees qualify for capitalization as an intangible asset.

- We note that certain of your intangible assets are described as inactive. Please tell us and disclose to your investors in an appropriate location in your filing why more than 10% of your total assets are comprised of inactive intangible assets and the expected timing of when you will begin utilizing these assets.

- Please consider providing more detail about your intangible assets. Given the disclosures throughout your document based on each project, please consider disclosing the intangible assets in operation and the inactive intangible assets by project.

- You state in Note 2 that you believe there have not been any circumstances that have warranted the recognition of impairment losses. Please clarify whether this means that there have been no events or changes in circumstance that required impairment testing, or, whether an impairment test was performed and you determined that no impairment existed.

  o If there were no events or changes in circumstances that required impairment testing, please explain why you believe this is the case given your historical net losses and negative cash flows from operations. Refer to ASC 350-30-35-14 and 360-10-35-21.

  o If an impairment test was performed, please provide us with your impairment analysis/analyses during the year. In doing so, please describe the unit of accounting used for your impairment testing and support the basis for such unit of accounting. Also tell us the significant assumptions used in your analysis and provide us a narrative description of why you believe those assumptions are reasonable. Refer to ASC 350-30-35 and 360-10-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief